UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 7, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sears Hometown and Outlet Stores, Inc.

File No. 333-181051 - CF#28582

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Sears Hometown and Outlet Stores, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 30, 2012.

Based on representations by Sears Hometown and Outlet Stores, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through December 31, 2022
Exhibit 10.8	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director